EXHIBIT 1

1996 ANNUAL REVIEW

INVESTORS HERITAGE
LIFE INSURANCE COMPANY
KENTUCKY INVESTORS, INC.



TABLE OF CONTENTS

Mission and Strategy Statement               2
Letter to Stockholders                       3
Management's Discussion and Analysis         9
Board of Directors                           22
In Memoriam and Corporate Officers           23

Kentucky Investors, Inc.

     Consolidated Financial Statements       24
     Selected Financial Data                 28
     Report of Independent Auditors          28


Investors Heritage Life Insurance Company

     Selected Financial Data                 29
     Report of Independent Auditors          29
     Consolidated Financial Statements       30

Notes to Consolidated Financial Statement    34
Territory Map                                47
Stock Prices and Annual Meeting              48

OUR MISSION

The mission of Investors Heritage Life Insurance Company is to provide quality life insurance products and services, and maintain financial strength for the benefit of our insureds, stockholders, agents and employees.

Investors Heritage Life Insurance Company is committed to achieving long term financial objectives by implementing strategies to increase the volume and quality of insurance in force. We will improve the quality of the delivery system with programs to enhance the skills and timely response of marketing and support service functions.



OUR STRATEGY

The strategic plan focuses on timely product development, technology, education, communication, human resources practices, and market concentration as key elements to the attainment of financial objectives.

The overall strategy is to provide competitive products and superior quality services while improving productivity and job enrichment.

LETTER TO OUR SHAREHOLDERS

Considering earnings, asset growth, continued asset quality, sales and strategic use of our Business Plan, Kentucky Investors, Inc. ("Kentucky Investors") and Investors Heritage Life Insurance Company ("Investors Heritage") (collectively, the "Companies") enjoyed during 1996 one of the best years in their thirty-three year and thirty-six year histories.
Earnings for Kentucky Investors were $1,146,619 or $1.41 per share, up 98% over 1995. Investors Heritage had earnings of $1,601,574, or $1.78 per share, an increase of 74.5% over the year 1995. Total revenue was $47,780,000 which was an increase of 8.4% over year-end 1995. A dividend of $.76 per share was paid to Investors Heritage stockholders and $.38 per share to Kentucky Investors stockholders.

Assets of Kentucky Investors increased to $226,461,498 and Investors Heritage assets increased to $228,595,449. Insurance premium sales set a record for the third consecutive year and for the fifth out of six years of the 1990's.

With 99.3% of fixed income assets rated investment grade by Standard & Poors, the same as year-end 1995, our basic investment strategy of the past continues
to serve the policyholders and  stockholders  of  the Companies  well.   The
investment grade rating has been between 98.9% and 100% for each of the years since 1990. Our average quality rating at year end was AA. None of our fixed income assets are in default.

In addition, we continue to have an outstanding mortgage loan portfolio. As of year end 1995, Investors Heritage had $13,900,000 invested in mortgage loans which represents 7.9% of total invested assets. Investors Heritage has been successful in adding value to the total investment portfolio through its mortgage loans by achieving yields that are from 1% to 4.3% higher than fixed income yields. As of December 31, 1996, we had no nonperforming mortgage loans which would include loans past due sixty days or more, loans in the process of foreclosure, restructured loans and real estate acquired through foreclosure.

As in the past eight years, my Letter to Stockholders has referred to quality investments and the analysis of asset adequacy performed each year even though We are only required to do so every three years. Each year Investors Heritage's asset adequacy model has become more sophisticated and useful. The analysis shows very favorable results and is explained in more detail on Page 21 in the Management's Discussion and Analysis.Additionally, a pie chart showing the Distribution of Invested Assets is on Page 8.

Our administrative capabilities continue to be a key factor in our ability to be competitive in the ever increasing complexities of today's insurance products and the markets in which we choose to compete. Investors Heritage is
not only able to develop  and  monitor  our  business plan  by    tracking each
product line monthly, but also able to provide policy information on a daily basis to policyholders or servicing agents and to provide computer age sales equipment, software and techniques.

As I have reported each year of this decade, Investors Heritage is concentrating on three basic insurance markets:

     (1) The funeral home market providing Preneed and Final Expense Life Insurance and Annuity products;

     (2) The banking industry providing Credit Life, Credit Accident and Health, and Mortgage Redemption products;

     (3) The traditional Ordinary Life insurance market, particularly the middle and upper middle income populace.

Record sales during five of the six years of this decade prove that the marketing element of our business plan is being successfully followed. Significant development has come in the Preneed funeral home market over the past several years. Production of Single Life and Annuity products increased 33.6% in 1996. Since 1975, we have sold Final Expense and Preneed products primarily in North Carolina, but in recent years we have expanded into ten other states with our Preneed Program, and are making outstanding progress in those eleven targeted states. A twelfth state will be activated in 1997. Credit Life production through Investors Heritage Financial Services Group, Inc., a wholly owned subsidiary of Kentucky Investors ("Financial Services Group") was strong. Marketing revenues for Financial Services Group were $282,000 in 1996 compared to $171,000 in 1995. In 1996, the first year of operation under the agreement with Connecticut General, Investors Heritage earned administrative and retention fees of $222,069. In addition production of Mortgage Redemption insurance through financial institutions increased 108%. In 1996 we expanded the Mortgage Redemption line of business into Illinois and will explore the potential of this market in two other states this year.

Traditional Ordinary Life production was steady during 1996, as it has been for several years. The trend in the industry is for flat or stagnant traditional Ordinary Life sales. We consider our steady production in the past few years in this segment of our business positively because of the strong emphasis we have placed on Preneed and Credit related divisions, thus drawing resources away from the traditional Ordinary Life business segment.

These results in our three markets are due to the excellent products and outstanding service provided by our associates in the "field" as well as in our home office. Throughout the thirty-six year history of Investors Heritage, we have been fortunate to have extremely qualified and dedicated insurance representatives and service personnel. We have very positive expectations for all three marketing divisions in 1997 and beyond.

With mergers and acquisitions regularly taking place by domestic and foreign insurance conglomerates, we are convinced more than ever that there is a definite need and place for smaller well-run life insurance companies. Because of our size and the way we like to do business, Investors
Heritage personnel can get to know our customers (insureds and agents) and respond quickly to their needs. We believe this gives Investors Heritage a competitive advantage. Insurance agents, funeral directors and bankers are looking for this type of customer service to go along with outstanding products.

Investors Heritage Printing, Inc., a wholly owned subsidiary of Kentucky Investors, Inc., experienced another outstanding year with increased sales and profits. In addition to printing all the Investors Heritage material, outside job orders increased and Community Press, which we purchased in 1995, continues to enjoy success providing syndicated newspaper filler articles for newspapers throughout the country. In 1995, Investors Heritage Printing paid its first dividend in the amount of $4,000 to Kentucky Investors, Inc. This dividend was increased to $46,000 in 1996.

In March, 1997, several parts of Kentucky suffered terrible flooding and Frankfort was one of the cities affected. Although our offices are located one-half block from the Kentucky River, we have experienced inconveniences but very little damage in past years, except for the flood of 1978. A flood wall which was recently completed in our section of town prevented flooding in our area. This gives us great expectations that flooding should no longer be a concern to us as it regards our property.

I, my family and everyone associated with Investors Heritage and Kentucky Investors lost a dear friend and valuable business colleague with the death of Board member Joe R. Johnson on July 17, 1996. The top of Page 23 is in memoriam to Mr. Johnson.

Gordon Duke replaced Mr. Johnson on the Investors Heritage Board. Gordon has been a member of the Kentucky Investors Board since 1991. He is Executive Vice President, Webb Companies, and has served the people of Kentucky in a variety of state government positions, including State Budget Director and Secretary of the Finance Cabinet.

I am sorry to report that Warner Hines, an original investor and Board member of Kentucky Investors, Inc. resigned January 20, 1997, because of health reasons. Warner has served with distinction on the Board of Kentucky Investors since 1963. His advice and counsel have been most helpful and we will continue to enjoy his friendship and appreciate his continued interest in the companies. Mr. Hines' vacancy has not been filled.

In the 25th Annual Report to Stockholders in 1985, Harry Lee Waterfield, our founder, closed the Management Letter to Stockholders with a statement that I used in the Annual Review following his death in 1988. I would like to use that statement again:

"The Investors Heritage 'Doorway to Your Heritage' motto will be the same for the next twenty-five years as it has been for the first twenty-five. The Company has an Executive and Administrative staff attuned to the progress and development of an outstanding insurance organization. They are conscientious and have abilities to perform for the benefit of our stockholders and policyholders who have entrusted to each of us in the organization the confidence and the monetary contribution to develop a growing company. To all of those and to our legion of friends, we are grateful."

OPTION ADJUSTED VALUE VS TERM STRUCTURE SHIFT GRAPH

A graph appears on this page which shows the results of the Asset Adequacy Analysis performed by Investors Heritage Life Insurance Company. The graph demonstrates the option adjusted prices of assets, liabilities, and surplus at various shifts in the interest rate environment.

DISTRIBUTION OF INVESTED ASSETS GRAPH

A pie chart appears on this page showing the Distribution of Invested Assets for all of the assets of Investors Heritage Life Insurance Company. The chart shows the following breakdown: Fixed Maturities 84.3%; Contractual Obligations of Affiliate:0.4%; Investments in Affiliates:1.3%; Equity Securities 1.5%; Short Term Investments:0.6%; Policy Loans:3.9%; Other Long Term Investments:
0.1%; Mortgage Loans-R.E.:7.9%.

MANAGEMENT'S DISCUSSION AND ANALYSIS

UTILIZING RESOURCES

During 1996, Investors Heritage Life Insurance Company ("Investors Heritage") was able to continue to expand its market share in the preneed funeral market. Additionally, Investors Heritage Financial Services Group, Inc. ("Financial Services Group") a wholly owned subsidiary of Kentucky Investors, Inc. ("Kentucky Investors") has been successful in securing marketing agreements with a number of unaffiliated insurers. This has enabled Financial Services Group and Investors Heritage to continue utilizing their expertise in the marketing and administration of credit life and credit accident & health insurance (respectively "Credit Life" and "Credit A&H", and collectively "Credit Insurance"). Further, through Financial Services Group, Investors Heritage is able to offer products such as mortgage protection and ordinary life insurance through financial institutions.

FINANCIAL STRENGTH

The quality of our investment portfolio and the current level of shareholders' equity of Kentucky Investors and Investors Heritage continues to provide a sound financial base as we continue to expand our marketing system to offer competitive, quality products. As of December 31, 1996, 99.3% of the fixed income portfolio of Investors Heritage was rated investment grade by Standard and Poor's and none of our fixed income assets or mortgage loans were in default.


REVENUES

Overall revenues were $47,780,000, $44,076,000 and $46,804,000 in 1996, 1995 and 1994, respectively for Investors Heritage. The changes were due primarily to the method of presentation of a new ordinary life insurance product and marketing changes in the Credit Insurance segment. A discussion of the changes follows. See "Life and Annuity" and "Credit Insurance" below. Additionally, Investors Heritage has had steady growth in Net Investment Income which increased 7.8% or $839,000 in 1996 from 1995. The 1995 increase over 1994 was 8.0% or $804,000.

Life and Annuity
Revenues for the Life and Annuity business segment were 10.4% or $4,415,000 higher in 1996 than 1995. The 1995 increase over 1994 was 9.0% or $3,521,000. These increases came primarily from a new ordinary life single premium product which was introduced during the second quarter of 1994 and sold in the preneed funeral market. This new single premium product resulted in a change in the presentation of certain balance sheet and income items. The previous single premium policy utilized in this market was interest sensitive in form and therefore subject to Financial Accounting Standards Board Statement ("FAS") 97 which requires premiums to be considered deposits and not included in revenues. The new product is not interest sensitive and is subject to the requirements of FAS 60. Under FAS 60 revenues are considered to be premiums and not deposits, thereby increasing premium income.

In addition, under FAS 97 deferred acquisition costs for interest sensitive policies are capitalized and amortized over the life of the policy in proportion to expected gross profits. Under FAS 60 deferred acquisition costs for policies that are not interest sensitive are capitalized and amortized in proportion to premiums over the premium payment period. Therefore, since these FAS 60 products are single premium products, no acquisition costs are capitalized.

This results in a decrease to deferrals of acquisition-related costs. The effect on the financial statements of this change is offset, however, by the change in the reserve as the acquisition-related costs are utilized to reduce the required benefit reserve under the FAS 60 reserving methodology.

Ordinary life sales were in line with production goals set for 1996. Ordinary life production increased approximately 29% in 1996 over 1995, as anticipated, due in large part to marketing advances in single premium preneed and mortgage protection products. New life and annuity premiums and deposits collected during 1996, 1995 and 1994 were $20,925,000, $16,164,000 and $14,872,000, respectively. During 1996, Investors Heritage continued to expand its preneed funeral and final expense marketing operation in eleven states, including Kentucky, North Carolina, Tennessee, Indiana, Illinois, Missouri, Georgia, Virginia, West Virginia, Florida and South Carolina. Additionally, Investors Heritage improved its position in the preneed funeral market in Kentucky where single premium production was up 71% in 1996 compared to 1995.

Investors Heritage continues a strong marketing operation in North Carolina. However, due to the successful expansion of our marketing operation noted above, preneed premiums from North Carolina agents accounted for only 49% of the total preneed premiums collected in 1996 compared to 57% for 1995. Premium collections from Kentucky were 20% of total for 1996 and 15% for 1995. Other states showing significant gains were Georgia and Tennessee. Management plans to continue to develop the preneed funeral market as well as market other traditional life insurance products and anticipates increases in single premium production for 1997 over 1996 in the range of 12-15%.

Increase in Net Investment Income earned by life and annuity products also contributed to the overall increase in Revenues. Net investment income increased 11.7% in 1996 compared to 1995 and 10.1% in 1995 compared to 1994.

Revenues from annuity products increased $119,000 from 1995 to 1996 and decreased $294,000 from 1994 to 1995. Annuity revenues were $1,910,000, $1,791,000, and $2,085,000 for 1996, 1995 and 1994, respectively. The annuity products are sold primarily in conjunction with Investors Heritage's marketing activities in the preneed funeral market.

Group Life revenues have decreased for the past three years. Investors Heritage withdrew participation in the Federal Employees Group Life Program in late 1994 because the non-underwritten conversions that Investors Heritage was required to accept exceeded its individual limits for life insurance. It is important to note that during 1997 Investors Heritage anticipates marketing certain preneed products on a group basis. This will generate additional revenues for the group life segment and revenues for the individual life segment will decrease accordingly.

Credit Insurance

As reported to our stockholders in prior years, Investors Heritage began to phase out of Credit Insurance as a direct writer in the third quarter of 1994. During 1995 Investors Heritage continued to provide Credit Insurance administrative operations as a result of Financial Services Group entering into a marketing agreement with Franklin Life Insurance Company ("Franklin"). In the fourth quarter of 1995 Franklin exited the Credit Insurance market as a result of a change in ownership.

Financial Services Group and Investors Heritage wanted to continue to utilize their marketing and administrative capabilities and generate alternative revenues from marketing and retention fees and fees for administration and claims processing. Therefore, in December 1995, Financial Services Group procured a reinsurance agreement between Investors Heritage and the Connecticut General Life Insurance Company ("Connecticut General") pursuant to which all the risk on all Credit Insurance policies sold by Investors Heritage are reinsured with Connecticut General.

Careful consideration was given by Investors Heritage prior to reentering the Credit Insurance market as a direct writer. The primary considerations were that the reinsurance transaction was with a highly rated insurance company, Investors Heritage would be able to utilize its capabilities as a Credit Insurance administrator and generate alternate sources of revenues which will ultimately protect, improve and strengthen surplus. In addition, the reentry into the Credit Insurance market further strengthened the favorable relationship with Kentucky financial institutions.

Partly as a result of the marketing changes over the past three years the revenues for Credit insurance have decreased as anticipated. Revenues are ($362,000), ($802,000) and $5,431,000 for 1996, 1995 and 1994, respectively.
Investors Heritage has written a negligible amount of direct Credit Insurance since 1994 that was not reinsured. Revenues from the Credit Insurance segment will continue to remain small because policies that were written in 1994 and 1993 which were not reinsured will continue to mature.

Accident and Health

Most of this segment has been from insurance assumed from other insurers. Revenues for this segment have been $597,000, $1,126,000 and $1,139,000 for 1996, 1995 and 1994, respectively. During the year, the insurer that had been ceding business to Investors Heritage advised they would be assuming all of the risks for 1996 business written.

The remaining revenues from this segment relate to a closed block of business of individual health insurance which was sold directly by Investors Heritage.

Corporate

Revenues from the Corporate segment, measured primarily by stockholders' paid-in capital, contributed surplus, earned surplus and property and equipment was $693,000 in 1996, $1,315,000 in 1995 and $1,318,000 in 1994. During 1996
this segment experienced a $506,000 realized capital loss from the sale of approximately $21,000,000 of lower yielding fixed income investments. The proceeds from these sales were reinvested into higher yielding fixed income securities that increased our overall investment yield 20.5 basis points and will provide an annual pre-tax increase of $287,000 to investment income.

Reallocation of Segment Data
The 1996 and 1995 segment data shown in Note I to the Consolidated Financial Statements was developed using a revised allocation methodology. Such change in approach was applied and amounts for 1994 have been restated. This change in approach was made to enhance the allocation of costs and revenues to coincide with resources used by the segment and revenues earned.

The primary changes occurred in Investment Income, net of expenses and other insurance expenses. For 1994 revenues for the Life and Annuities segment increased $446,000. Revenues for the Corporate segment decreased $497,000. Pre-Tax Income from Operations for the Life and Annuities segment increased $115,000 and Pre-Tax Income from Operations for the Corporate segment decreased $193,000. The effect on other segment classifications was immaterial.

OPERATING RESULTS

Investors Heritage's Net Income for 1996 was up $685,000 or 74.7% from 1995 and down $1,484,000 or 61.8% in 1995 compared to 1994. Kentucky Investors' Net Income for 1996 was up $592,000 or 106.6% from 1995 and down $968,000 or 63.6%
in 1995 compared to 1994.

Earnings per share were $1.78, $1.02 and $2.66  for 1996, 1995 and 1994, respectively for Investors Heritage. Earnings per share were $1.41, $0.71 and $1.97 during the same periods for Kentucky Investors.

Life and Annuity

Pre-tax income (Income from Operations Before Federal Income Tax) for the Life and Annuity business segment of Investors Heritage was $2,295,000, $1,143,000 and $2,868,000 for 1996, 1995 and 1994, respectively. The increase in Pre-Tax Income in 1996 when compared to 1995 is primarily attributable to discontinuing the issuance of legal reserve policies to members of dissolved mutual burial associations in North Carolina during 1996. Management intends to limit future issues of legal reserve policies to those that are paid up.

Credit Life and Credit Accident and Health

As noted above, during the third quarter of 1994 Investors Heritage began the process of phasing out of the Credit Life and Credit A&H market as a direct writer. Since that time this block of business has been decreasing at a significant rate due to the short duration (approximately a two-year average term) of the policies. Pre-Tax Losses were $604,000, $826,000, and $1,095,000 for 1996, 1995 and 1994. The improvement in this segment in 1996 and 1995 compared to 1994 is due primarily to policy reserves being released as the business matures which in turn is offset by claims and the amortization of policy acquisition costs.

Policy reserve decreases in  1996, 1995 and 1994  were $2,382,000, $5,521,000 and $1,781,000. Claim expenses were $758,000, $1,928,000 and $2,501,000.
Amortization of Deferred Acquisition Expense was $1,216,000, $2,863,000 and $1,287,000. These three areas, in the aggregate, increased or (decreased) Pre-Tax Income by $408,000, $730,000 and ($2,007,000) for 1996, 1995 and 1994,
respectively.

Accident and Health

Pre-Tax Income for the Group and Individual Accident and Health segment was $25,000, $108,000 and $430,000 for 1996, 1995 and 1994, respectively. The majority of this segment is from Involuntary Unemployment Insurance written on a group basis and assumed from another insurer. During 1996 the insurer advised Investors Heritage that they would begin assuming all of the risk. The remainder of this segment is individual health insurance relating to a closed block of business written directly by Investors Heritage.
Corporate

Pre-tax income (loss) for the Corporate segment was ($160,000), $460,000 and $589,000 for 1996, 1995 and 1994, respectively. A $506,000 realized capital loss from the sale of lower yielding fixed income securities during the year caused a significant decrease in the pre-tax income in this segment for Investors Heritage. A federal income tax refund of approximately $256,000 is expected to be received in 1997 after the realized loss is applied to prior years' capital gains. The increased use of surplus for the sale of new Ordinary Life business by Investors Heritage has also contributed to a reduction in the pre-tax income of the Corporate segment.

The statutory capital and surplus of Investors Heritage decreased $2,244,000 in 1996, following an increase of $1,194,000 in 1995 and $1,706,000 in 1994.
During 1995 negotiations were completed with the Kentucky Department of Insurance (the "Department") with regard to the valuation of certain assets held by Investors Heritage. Under the agreement reached, Investors Heritage would write down the statutory value of the home office real estate owned from market to depreciated cost over a five-year period and would write down to zero its investment in the common stock of its affiliates over a three-year period. In addition, during 1996 an agreement was reached with the Department to write down to zero an investment in notes from Kentucky Investors, over a seven-year period.

At the end of 1996 Investors Heritage management requested and was granted permission to accelerate the write down of investments in affiliated common stock and notes of affiliates as of December 31, 1996. The accelerated write down was requested primarily for two reasons: 1) the capital adequacy ratio of Investors Heritage as determined by a nationally recognized insurance company rating service was significantly improved by the elimination of affiliated investments from the rating formula, and 2) the immediate write down of those assets to zero will eliminate the strain on capital and surplus in future years and allow Investors Heritage to generate positive capital and surplus growth from its on-going operations. For Generally Accepted Accounting Principals ("GAAP") reporting purposes the home office real estate is already carried at depreciated cost and the notes and common stock are carried at cost.
While adjusting the statutory value of these assets constitutes a change in the long-standing method of valuation which had been approved by the Department, it is not anticipated that these adjustments will affect Investors Heritage's financial position or net income based on generally accepted accounting principles, or its statutory net income. For additional discussion on this issue, refer to Note H to the Consolidated Financial Statements.

INVESTMENTS, LIQUIDITY AND FUND RESTRICTIONS

Investors Heritage's investment portfolio continues to provide financial stability. It is management's opinion that Kentucky Investors and Investors Heritage have adequate cash flows both on a long-term and short-term basis as evidenced by the Consolidated Statements of Cash Flows presented in this Annual Review. Investors Heritage's internal cash flows are derived from insurance premiums and investments. The cash flows of Kentucky Investors are derived from the dividends paid to it by Investors Heritage, Financial Services Group and Investors Heritage Printing, Inc. ("Heritage Printing"). Management anticipates these cash flows to experience steady growth due to improved profitability of Financial Services Group and Heritage Printing.

During 1996, Financial Services Group's second full year of operation, revenues were $282,000 up 65% or $111,000 compared to 1995, and dividends in the aggregate amount of $67,000 were paid to Kentucky Investors. In addition, revenues from Heritage Printing were $517,000 in 1996, up 7% compared to $483,000 in 1995, and Heritage Printing paid $46,000 in dividends to Kentucky Investors in 1996. Management of Heritage Printing will continue to work to improve revenues from unaffiliated sources as well as providing printing services for Investors Heritage. Revenues from these sources constituted less than 1% of Kentucky Investors' overall Revenues in 1996 and management is working on the continued growth and profitability of both Financial Services Group and Heritage Printing.
Management is not aware of any commitments or unusual events that could materially affect Kentucky Investors' or Investors Heritage's capital resources. Further, there is no long-term or short-term external debt. Other than the items disclosed in Note H to the Consolidated Financial Statements and the increased regulatory reporting requirements which generally increase administrative expenses, management is not aware of any current recommendations by any regulatory authority which if implemented would have any material effect on Investors Heritage's liquidity, capital resources or operations. Management does not perceive a need for any external financing and there are no plans to acquire same. However, Kentucky Investors and Investors Heritage will continue to explore various opportunities including corporate acquisitions and purchasing blocks of business from other companies, which may dictate a need for either long-term or short-term debt. There are no restrictions as to use of funds except the restriction on Investors Heritage as to the payment of cash dividends to shareholders which is discussed in more detail in Note G to the Consolidated Financial Statements.


Since inception, Investors Heritage has maintained a sound, conservative investment strategy. Investors Heritage's fixed income portfolio of public bonds is managed by an independent portfolio manager, Charter Oak Capital Management, Inc. ("Charter Oak"). As of December 31, 1996, 84.3% of Investors Heritage's total invested assets are managed by Charter Oak pursuant to specific investment guidelines which have been approved by the Board of Directors. Since the inception of Investors Heritage's relationship with Charter Oak, the primary objectives have been to maintain the quality and integrity of the fixed income portfolio while improving the total return on investments. These goals have been accomplished by further diversifying the portfolio methodically over the last 8 years.

The fixed income portfolio is diversified among sectors. The market value and the Standard & Poor's average quality rating of this portfolio as of December 31, 1996 are $147.6 million and AA, respectively. The market value of this portfolio at year end 1995 was $137.4 million. At year end 1996 the fixed income portfolio was allocated as follows: 52.8% - corporate; 14.2% - government; 23.0% - mortgage-backed securities; 5.2% - foreigns; 3.4% - asset backed securities; and 1.4% - tax exempt. Within the corporate bond sector, the portfolio is also diversified with 41.3% of that sector invested in bank and finance, 42.9% in industrial and miscellaneous, and 15.8% in utilities. Pie charts showing the Distribution of Fixed Income Assets and Distribution of Corporate Bonds are located on page 17.

The fixed income portfolio also includes $34.0 million (at carrying value) of mortgage-backed securities ("MBS") which represents 19.4% of total invested assets and 23.0% of the fixed income portfolio. Mortgage-backed securities add value to the portfolio and Charter Oak has provided the expertise to purchase MBS with the confidence that the credits have been properly analyzed and that the investment properly suits the asset and liability needs of Investors Heritage.

There have been concerns expressed by rating agencies, various regulators and other constituencies regarding investments in MBS by insurers and other financial institutions. Although these highly rated securities provide excellent credit quality, their liquidity and risk must be monitored. All of the collateral of the MBS owned by Investors Heritage are guaranteed by the Government National Mortgage Association ("GNMA"), Federal National Mortgage Association ("FNMA") or Federal Home Loan Mortgage Corporation ("FHLMC").

The FNMA and FHLMC securities are structured either as publicly-traded collateralized mortgage obligations ("CMO") or pass-throughs. Unlike most corporate or real estate debt, the primary concern with a MBS is uncertainty of timing of cash flows due to prepayment assumptions rather than the possibility of loss of principal.

Investors Heritage's CMO holdings represent approximately 55.5% of the total MBS portfolio. When these securities are purchased at a discount or premium, the income yield will vary with changes in prepayment speeds due to the change in accretion of discount or amortization of premium, as well as the timing of the basic principal and interest cash flows. The overall impact of the CMO's variability in yields on the portfolio is not significant in relation to the yield and cash flows of the total invested assets of Investors Heritage. More importantly, Investors Heritage has no exposure to the more volatile, high-risk CMO's, such as those structured to share in residual cash flows or which receive only interest payments. Except for one sequential pay CMO of approximately $935,000, the CMO's held by Investors Heritage are either planned amortization class ("PAC") bonds, including one planned amortization class-Z account ("PAC-Z"), or support class ("SUP") bonds, both of which are structured to provide a more certain cash flows to the investor and therefore have reduced prepayment risk.

DISTRIBUTION OF FIXED INCOME ASSETS GRAPH
AND DISTRIBUTION OF CORPORATE BONDS GRAPH

Two pie charts appear on this page showing the Distribution of Fixed Income Assets and the Distribution of Corporate Bonds. The Fixed Income Chart shows the following breakdown: corporate 52.8%; government: 14.2%; mortgage-backed securities: 23.0%; foreigns: 5.2%; asset-backed securities; 3.4%; tax exempt:
1.4%. The Corporate Bond Chart shows the following breakdown: bank and finance: 41.3%; industrial and miscellaneous: 42.9%; utilities 15.8%.

DISTRIBUTION OF MORTGAGE LOANS GRAPH

A pie chart appears on this page showing the Distribution of Mortgage Loans. This chart shows the following breakdown: retail: 37.1%; apartments: 23.1%; office properties: 16.9%; Residential (1 to 4 family): 3.2%; industrial:
9.7%; other 10%.

Pass-throughs comprise the remainder of MBS owned by Investors Heritage, representing approximately 44.5% of the total MBS portfolio. Pass-throughs are GNMA, FNMA or FHLMC guaranteed MBS which, simply stated, pass-through interest and principal payments to the investors in accordance with their respective ownership percentage.

Additionally, Investors Heritage also engages in commercial and residential mortgage lending with more than 95% of these investments being in commercial properties. All mortgage loans are originated in-house and all loans are secured by first mortgages on the real estate. Loan to value ratios of 80% or less and debt service coverage from existing cash flows of 115% are generally required. Investors Heritage minimizes credit risk in its mortgage loan portfolio through various methods, including stringently underwriting the loan request, maintaining small average loan balances, reviewing its larger mortgage loans on an annual basis and diversifying the portfolio by property type. The average loan balance is $261,921 and the average loan to value is 55%. The largest loan currently held by Investors Heritage is $780,000. Investors Heritage has $13.9 million invested in mortgage loans which represents 7.9% of total invested assets. The portfolio is diversified across various property types as follows: 16.9% - office; 37.1% - retail; 9.7% -industrial; 3.2% - 1 to 4 family; 23.1% - apartments; and 10.0% - other. A pie chart showing the Distribution of Mortgage Loans is located on Page 18.

Although approximately 80.3% of Investors Heritage's mortgage loans are located in the various geographic regions of Kentucky, Investors Heritage is familiar with its mortgage loan markets and is not aware of any negative factors or trends which would have a material impact on the local economies where Investors Heritage's mortgage loan properties are located. Investors Heritage has been successful in adding value to the total investment portfolio through its mortgage loan originations due to the fact that yields realized from the mortgage loan portfolio are from 1 to 4.3 percent higher than yields realized from fixed income investments. Further, value has been added because the mortgage loan portfolio has consistently performed well. As of December 31, 1996, Investors Heritage had no non-performing mortgage loans, which would include loans past due 60 days or more, loans in process of foreclosure, restructured loans and real estate acquired through foreclosure.

The strength of our liquidity is found in our conservative approach in the product development area and in the strength and stability of our fixed income portfolio and our mortgage loans. For 1996, Investors Heritage's fixed income investments were 99.3% investment grade as rated by Standard & Poor's, unchanged from 99.3% for 1995. None of Investors Heritage's fixed income assets are in default. Liquidity is also managed by laddering maturities of our fixed income portfolio. The average duration of our fixed income investments is 5.2 years with approximately $5.7 million due within 12 months and approximately $31.1 million due within the following four years. Historically management has anticipated that all such investments will be held until maturity. However, one of the responsibilities of our independent portfolio manager is to constantly monitor the credit rating of our fixed income investments to determine if rating changes of any investment requires action by management.

In accordance with FAS 115, which was implemented effective January 1, 1994, debt securities that Investors Heritage did not have the positive intent and ability to hold-to-maturity and all marketable equity securities were reclassified as available-for-sale and are carried at fair value. Unrealized gains and losses on securities classified as available-for-sale are carried as a separate component of Stockholders' Equity, net of taxes, and an adjustment to deferred acquisition costs. The Balance Sheets reflect this reclassification. Because management believes it is prudent to have the ability to sell a fixed income investment if market conditions warrant such action, approximately 94% of the fixed income portfolio of Investors Heritage was classified as available-for-sale during 1994. The remainder of the fixed income portfolio was classified as being held-to-maturity and those investments were carried at amortized cost.

However, as explained in detail in Note A to the Consolidated Financial Statements, in 1995 Investors Heritage reclassified its held-to-maturity securities so that all of Investors Heritage's fixed income securities are now classified as available-for-sale. The decision to change the classification was based primarily on two factors. First, during the Kentucky Department of Insurance examination, Investors Heritage was advised that the Department was going to require Investors Heritage to write down four local municipal bonds because the Standard Valuation Office of the National Association of Insurance Commissioners refused to value them. Rather than write the assets down to zero, management and the Board of Directors determined that it was in Investors Heritage's best interest to sell the securities. The second reason for the reclassification in 1995 was the pronouncement issued by the Financial Accounting Standards Board allowing a window of opportunity to reclassify securities from a held-to-maturity portfolio to available-for-sale without tainting Investors Heritage's FAS 115 classifications. During 1996, all acquired fixed maturities and equity securities were classified as available-for-sale.

A key element of profitability and risk management is the asset/liability management process. To test its financial strength and investment strategy, Investors Heritage has performed asset adequacy analyses (cash flow testing) for the last several years. Although regulatory requirements dictate this process be done every three years, Investors Heritage performs these analyses every year. This asset/liability management process is designed to monitor product and asset characteristics that affect future profitability and risk management strategies.

Dynamic models of both assets and liabilities were created to project financial results under several different interest rate scenarios. Items taken into account on the asset side include maturity and liquidity risks, asset diversification and quality considerations. On the liability side, interest crediting strategies and policyholder and agent behavior (lapses, loans, withdrawals and premium flow) are directly related to the interest rate environment being tested.
These tests demonstrate very favorable financial results for the assets and liabilities of Investors Heritage held as of December 31, 1996. As indicated by the price behavior curves shown in Page 7 of this Annual Review, there is always a substantial positive difference between the present value of our assets as compared to the present values of our liabilities. Our cash flow testing has proven our investment strategy to be sound. Positive surplus is projected at the end of ten years for each of the interest scenarios tested. Because it is a vital tool in monitoring our financial stability, Management will continue to refine the cash flow testing process.

CONSOLIDATION

The accompanying consolidated financial statements of Kentucky Investors and Investors Heritage include the accounts of their respective majority-owned subsidiaries, after elimination of intercompany transactions. This discussion and analysis is intended for both Investors Heritage and Kentucky Investors because their respective financial statements are similar in presentation and identical in most cases.

BOARD OF DIRECTORS

Harry Lee Waterfield II
Chairman of the Board I K a b c d e f g h
Frankfort, Kentucky

Dr. Adron Doran I a b e
Lexington, Kentucky

H. Glenn Doran I K c d f g
Murray, Kentucky

Michael F. Dudgeon, Jr. I c
Columbia, South Carolina

Gordon C. Duke I K d g
Frankfort, Kentucky

Robert M. Hardy, Jr. I K a d f g h
Frankfort, Kentucky

Warner Hines K g
Frankfort, Kentucky

Jerry F. Howell I K a b c d e h
Leesburg, Florida

Dr. Jerry F. Howell, Jr. I K c f
Morehead, Kentucky

David W. Reed K h
Gilbertsville, Kentucky

Helen Wagner I K b f
Owensboro, Kentucky


I Investors Heritage Life Insurance Company d Investors Heritage Life Finance Committee
K Kentucky Investors, Inc.
e Investors Heritage Life Compensation Committee a Investors Heritage Life Executive Committee f Kentucky Investors Executive Committee b Investors Heritage Life Nominating Committee g Kentucky Investors Finance Committee c Investors Heritage Life Audit Committee h Kentucky Investors Nominating Committee

IN MEMORIAM

Joe R. Johnson, retired Treasurer of Investors Heritage Life Insurance Company, died July 17, 1996. Joe was an attorney and banker in his hometown of Clinton, Kentucky, and in 1964, he moved to Frankfort, Kentucky, as Deputy Commissioner, Department of Banking. On January 1, 1969, he joined Investors Heritage Life Insurance Company as Treasurer, Assistant General Counsel, and Board member. He retired as Treasurer and General Counsel May 31, 1988. He was a member of the Board of Directors at the time of his death.

Mr. Johnson was a tremendous asset to Investors Heritage and Kentucky Investors. He was deeply involved in the investment functions of the companies and provided invaluable advice on many areas of corporate management as a company officer and Board member.

Mr. Johnson will be missed by his many friends.

CORPORATE OFFICERS

Harry Lee Waterfield II            Nancy W. Walton
Chairman of the Board, President,  VicePresident,UnderwritingI
Chief Executive Officer IKPF       First Vice PresidentK

Jimmy R. McIver                    Clair S. Manson
TreasurerIKPF                      Vice President, Chief ActuaryI

Wilma Yeary CPS                    John E. Simmons
SecretaryIK                        Vice President, Financial ServicesI
                                   Vice President, Marketing F

Jane S. Jackson                    Jane Wise
Assistant SecretaryIK              Vice President, Policy ServicesI
SecretaryPF

Howard L. Graham                   Margaret J. Kays
Vice President, Corporate          Vice President, Human ResourcesI
Services IK

Raymond L. Carr                    Don R. Philpot
Vice President,                    Vice President, AgencyI
Administrative Operations &
Computer ServicesI

Robert M. Hardy, Jr.               N. Douglas Hippe
Vice President & General           Vice President, AccountingI
Counsel IK
Vice President, Legal F

Rick Calvert
Vice PresidentP

William H. Keller, M.D.            Ernst & Young
Medical DirectorI                  Independent AuditorIK

I Investors Heritage Life Insurance Company
K Kentucky Investors, Inc.
F Investors Heritage Financial Services Group, Inc.
P Investors Heritage Printing, Inc.

KENTUCKY INVESTORS, INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1996 and 1995

ASSETS                                  1996            1995

     INVESTMENTS
          Securities available-for-sale, at fair value:
               Fixed maturities    $147,584,051   $137,401,716
               Equity securities      2,607,926      2,566,023
          Mortgage loans on real estate
                                     13,881,835     13,058,464
          Policy loans                6,894,715      6,869,039
          Other long-term investments
                                        217,681        301,733
          Short-term investments      1,096,899      1,133,021
                                   ------------   ------------
                 Total investments
                                   $172,283,107   $161,329,996

     Cash and cash equivalents        2,684,509      2,417,375
     Accrued investment income        2,413,103      2,139,836
     Due and deferred premiums        4,080,483      4,714,057
     Deferred acquisition costs      27,921,174     28,260,113
     Property and equipment           1,990,856      1,881,038
     Goodwill                         2,070,108      2,149,735
     Other assets                     1,935,326      1,489,184
     Amounts recoverable from
        reinsurers                    9,618,771      3,663,782
                                   ------------   ------------
                                   $224,997,437   $208,045,116
                                   ============   ============

LIABILITIES AND STOCKHOLDERS' EQUITY

     LIABILITIES
          Policy liabilities:
               Benefit reserves    $171,094,370   $155,182,145
     Unearned premium reserves
                                      9,282,242      6,512,362
               Policy claims          1,594,541      1,665,949
               Other policyholders' funds:
                    Dividend & endowment accumulations
                                      1,049,919      1,033,503
                    Reserves for dividends & endowments & other
                                        898,764      1,066,860
                                   ------------      ----------
                                   $183,919,836   $165,460,819
          Federal income taxes        3,528,349      5,119,540
          Other liabilities           3,549,285      2,707,832
                                   ------------   ------------
                          Total liabilities
                                   $190,997,470   $173,288,191
                                   ------------   ------------

     MINORITY INTEREST IN SUBSIDIARY
                                 $    9,842,194   $ 10,115,385
                                   ------------   -------------

     STOCKHOLDERS' EQUITY
          Common stock
                                 $      820,475   $    811,128
          Paid-in surplus             3,374,615      3,374,704
          Unrealized appreciation
               on available-for-sale securities
                                      1,510,225      2,916,509
          Retained earnings          18,452,458     17,539,199
                                   ------------   ------------
                          Total stockholders' equity
                                 $   24,157,773   $ 24,641,540
                                   ------------   ------------
                                 $  224,997,437   $208,045,116
                                   ============   ============

See notes to consolidated financial statements.

KENTUCKY INVESTORS, INC.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 and 1994


                         1996      1995      1994
REVENUES
     Premiums and other considerations
               $ 36,354,025   $33,061,376    $36,443,762
     Investment income, net of expenses
                 11,528,961    10,674,159      9,872,482
     Realized gain (loss) on investments, net
                  (488,126)        29,898        235,959
     Other income
                   566,804        239,178        103,491
               -----------    -----------    -----------
               Total revenue
               $ 47,961,664   $ 44,004,611   $46,655,694
               ------------   ------------   -----------
BENEFITS AND EXPENSES
     Death and other benefits
               $19,134,559    $ 17,291,402   $17,666,871
     Guaranteed annual endowments
                   867,200         890,056       921,148
     Dividends to policyholders
                   647,279         784,506       852,398
     Increase in benefit reserves and
          unearned premiums
                12,587,751      11,157,960     8,183,045
     Acquisition costs deferred
                (5,130,000)     (4,981,000)   (9,019,000)
     Amortization of deferred acquisition costs
                 5,894,528       6,085,957    10,092,870
     Commissions 4,382,830       4,177,725     8,007,178
     Other insurance expenses
                 7,935,471       7,784,249     7,334,849
               -----------    ------------   -----------
          Total benefits and expenses
               $46,319,618    $ 43,190,855   $44,039,359
               -----------    ------------   -----------

Income from operations before
     Federal Income Tax and minority
     interest in net income of subsidiary
               $  1,642,046   $    813,756   $ 2,616,335
               ------------   ------------   -----------

     Provision for income taxes
          Current
               $     437,000  $    687,000   $  1,044,000
          Deferred
                    (360,000)     (668,000)     (583,000)
               -------------- -------------- -------------
               $      77,000  $     19,000   $    461,000
               -------------- -------------- -------------

income from operations before
     minority interest in net income
     of subsidiary
               $  1,565,046   $      794,756 $  2,155,335

MINORITY INTEREST IN NET INCOME
     OF SUBSIDIARY
                    418,427          239,824      632,636
               ------------   -------------- ------------

Net Income     $  1,146,619   $      554,932 $  1,522,699
               ============   ============== ============


Earnings Per Share
               $       1.41   $          .71 $       1.97
               ============   ============== ============



See notes to consolidated financial statements.


KENTUCKY INVESTORS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 and 1994



                                        UNREALIZED
                                         APPRECIATION
                                        (DEPRECIATION) ON
                  COMMON    PAID-IN     AVAILABLE-FOR-SALE      RETAINED
                  STOCK     SURPLUS     SECURITIES              EARNINGS
                  ------    -------     ------------------      --------

BALANCE, JANUARY 1, 1994
                $771,786  $3,284,091     $     494,933          $15,755,416
     Adjustment to beginning balance
      for change in accounting method
                                             2,050,923
     Net Income                                                   1,522,699
     Cash Dividend                                                 (318,462)
     Change in net unrealized
          appreciation (depreciation)       (5,302,847)
     Issuance of common
          stock, net
                   8,109      73,087                                 17,680
                ---------  ---------    ---------------         -----------

BALANCE, DECEMBER 31, 1994
                $779,895  $3,357,178     $  (2,756,991)         $16,977,333

     Net Income                                                     554,932
     Cash Dividend                                                 (332,079)
     Change in net unrealized
          appreciation (depreciation)        5,673,500
     Issuance of common
          stock, net
                  31,233      17,526                               339,013
                --------   ----------   --------------          -----------

BALANCE, DECEMBER 31, 1995
                $811,128  $3,374,704     $ 2,916,509            $17,539,199

     Net Income                                                   1,146,619
     Cash Dividend                                                 (344,611)
     Change in net unrealized
          appreciation (depreciation)     (1,406,284)
     Issuance of common
          stock, net
                   9,347        (89)                                111,251
                --------  ---------      ------------           -----------


BALANCE, DECEMBER 31, 1996
                $820,475  $3,374,615     $  1,510,225           $18,452,458
                ========  ==========     ============           ===========




See notes to consolidated financial statements.


KENTUCKY INVESTORS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 and 1994


                              1996              1995           1994
OPERATING ACTIVITIES
     Net Income          $   1,146,619  $      554,932      $    1,522,699
     Adjustments to reconcile net income
        to net cash provided by operating activities:
          Increase (decrease) in Benefit Reserves
                              18,302,594     7,175,593            (216,474)
          Change in Claims Liability
                                (71,408)      (169,736)           (513,266)
          Change in Other Policyholder Funds
                               (151,680)    (1,135,436)             74,249
          Amortization of Deferred Acquisition Costs
                               5,894,528     6,085,957          10,092,870
          Policy Acquisition Costs Deferred
                              (5,130,000)   (4,981,000)         (9,019,000)
          Realized Loss (Gain) on Investments
                                 488,126       (29,898)           (235,959)
          Increase in Accrued Investment Income
                                (273,267)       (6,075)           (157,020)
          Change in Other Assets and
               Other Liabilities
                                 395,311        24,363            (947,234)
          Provision for Deferred Federal Income Taxes
                               (360,000)      (668,000)           (583,000)
          Federal Income Tax   (250,438)          (612)           (949,646)
          Change in Due and Deferred Premiums
                                633,574       (348,413)           (138,862)
          Net Adjustment for Premium and
               Discount on Investments
                                256,456        112,387             224,422
          Depreciation and Other Amortization
                                336,406        358,920             354,724
          Change in Minority Interest and Other
                                321,608         (2,335)            340,751
          Change in Amounts Recoverable from Reinsurers
                             (5,954,989)     4,773,358          10,103,840
                             ----------      ---------          ----------

NET CASH PROVIDED BY OPERATING
    ACTIVITIES              $15,583,440   $ 11,744,005      $    9,953,094

                             ===========   ============      =============
INVESTING ACTIVITIES
     Securities available-for-sale:
          Purchases        $(46,706,125)  $(19,036,132)     $  (25,428,933)
          Sales and Maturities
                             32,427,878      8,946,675           8,103,582
     Securities held-to-maturity:
          Purchases             -0-             -0-               (962,730)
          Sales and Maturities  -0-            204,084           6,127,887
     Other Investments:
          Cost of Acquisition (2,478,676)   (2,290,555)         (1,489,150)
          Sales and Maturities
                               1,651,805      1,297,428          2,220,019
     Net Additions to Property and Equipment
                                (366,597)      (180,422)           (44,160)

                              ----------     ------------         ----------
NET CASH USED BY INVESTING
    ACTIVITIES             $ (15,471,715)  $(11,058,922)      $(11,473,485)

                           =============   ============       ============
FINANCING ACTIVITIES
     Receipts from universal life policies credited to
          policyholder account balances
                           $   4,949,560    $    3,352,687    $  5,096,198
     Return of policyholder account balances on
          universal life policies
                              (4,570,049)       (4,012,800)     (4,087,252)
     Issuances (Purchases) of Common Stock
                                 120,509           387,772          98,876
     Dividends                  (344,611)         (332,079)       (318,462)

                           -------------     -------------     -----------
NET CASH PROVIDED (USED) BY FINANCING
    ACTIVITIES             $      155,409   $     (604,420)   $    789,360

                           ==============   ==============    ============
INCREASE (DECREASE) IN CASH
                           $      267,134   $       80,663    $   (731,031)

     Cash and cash equivalents at beginning of year
                                2,417,375        2,336,712       3,067,743
                           --------------   --------------    ------------
CASH AND CASH EQUIVALENTS  AT
    END OF YEAR            $    2,684,509   $    2,417,375    $  2,336,712

                           ==============   ==============    ============
See notes to consolidated financial statements.

KENTUCKY INVESTORS, INC.

SELECTED FINANCIAL DATA
KENTUCKY INVESTORS, INC. AND SUBSIDIARIES
(000's omitted except for Earnings and Cash Dividends Per Share)


                1996       1995         1994    1993      1992

Total Revenue $  47,962 $ 44,005     $ 46,656  $ 45,388  $  45,567
Total Benefits & Expenses
                 46,320   43,191       44,039    43,091     44,597
Net Income        1,147      555        1,523     1,193        516
Earnings Per
   Share           1.41      .71         1.97      1.55        .65
Total Assets    224,997  208,045      191,367   198,230    171,119
Total
  Liabilities   190,997  173,288      164,902   168,984    142,987
Long Term Debt      -0-      -0-          -0-       -0-        -0-
Cash Dividends
  Per Share         .38      .38          .37       .36        .36


REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Stockholders
Kentucky Investors, Inc.


     We have audited the accompanying consolidated balance sheets of Kentucky Investors, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our  audits  in  accordance  with  generally  accepted
auditing  standards.   Those standards require that we plan and perform the
audit to obtain reasonable assurance  about  whether  the  financial statements
are  free  of  material  misstatement.    An  audit includes examining,  on  a
test  basis,  evidence  supporting  the  amounts  and disclosures  in  the
financial  statements.    An  audit  also includes assessing the accounting
principles used and significant estimates  made by  management,  as  well  as
evaluating the overall financial statement presentation.   We believe that our
audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kentucky Investors, Inc. and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

     As discussed in Note A to the consolidated financial statements, the Company changed its method of accounting for certain investments in debt securities in 1994.

/s/
Louisville, Kentucky
March 25, 1997

Investors Heritage Life Insurance Company

SELECTED FINANCIAL DATA
INVESTORS HERITAGE LIFE INSURANCE COMPANY AND SUBSIDIARY
(000's omitted except for Earnings and Cash Dividends Per Share)

                1996        1995       1994        1993       1992

Premiums     $  36,354    $ 33,061  $  36,444   $  34,966   $  34,671
Net Investment
 Income         11,654      10,815     10,011       9,748      10,021
Net Income       1,602         917      2,401       2,302         915
Earnings Per
  Share           1.78        1.02       2.66        2.54        1.00
Total Assets   227,140     210,490    194,262     201,197     173,885
Policy
 Reserves      180,377     161,695    155,179     154,387     127,158
Long Term Debt     -0-         -0-        -0-         -0-         -0-
Cash Dividends
  Per Share        .76         .76        .74         .72         .72



REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Stockholders
Investors Heritage Life Insurance Company


     We have audited the accompanying consolidated balance sheets of Investors Heritage Life Insurance Company and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Investors Heritage Life Insurance Company and subsidiary at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

     As discussed in Note A to the consolidated financial statements, the Company changed its method of accounting for certain investments in debt securities in 1994.

/s/
Louisville, Kentucky
March 25, 1997

Investors Heritage Life Insurance Company
CONSOLIDATED  BALANCE SHEETS
DECEMBER 31, 1996 and 1995

ASSETS                           1996             1995
     INVESTMENTS
          Securities available-for-sale, at fair value:
               Fixed maturities $147,584,051   $137,401,716
               Equity securities   2,607,818      2,565,936
          Mortgage loans on real estate
                                  13,881,835     13,058,464
          Policy loans             6,894,715      6,869,039
          Other long-term investments
                                     217,681        301,733
          Short-term investments     968,899      1,103,021
                                 -----------    -----------
                                 $172,154,999  $161,299,909
          Investments in affiliates
                                    2,188,840     2,309,438
          Contractual obligations of affiliate
                                      646,554       747,753
                                 ------------  -----------
             Total investments   $174,990,393  $164,357,100

     Cash and cash equivalents      2,647,566     2,376,981
     Accrued investment income      2,412,713     2,139,333
     Due and deferred premiums      4,080,483     4,714,057
     Deferred acquisition costs    27,921,174    28,260,113
     Property and equipment         1,942,789     1,823,784
     Goodwill                       1,639,982     1,705,583
     Other assets                   1,885,757     1,449,163
     Amounts recoverable from reinsurers
                                    9,618,771     3,663,782
                                  -----------   -----------
                                 $227,139,628  $210,489,896
                                 ============  ============

                              LIABILITIES AND STOCKHOLDERS' EQUITY

     LIABILITIES
          Policy liabilities:
               Benefit reserves  $171,094,370  $155,182,145
               Unearned premium reserves
                                    9,282,242     6,512,362
               Policy claims        1,594,541     1,665,949
               Other policyholders' funds:
                    Dividend & endowment accumulations
                                    1,049,919      1,033,503
                    Reserves for dividends & endowments & other
                                      898,764      1,066,860
                                  -----------   ------------
                         Total policy liabilities
                                 $183,919,836   $165,460,819
          Federal income taxes      2,068,998      3,705,719
          Other liabilities         3,478,766      2,663,372
                                 ------------   ------------
                         Total liabilities
                                 $189,467,600   $171,829,910
                                 ------------   ------------
     STOCKHOLDERS' EQUITY
          Common stock           $  1,441,718   $  1,441,797
          Paid-in surplus           3,776,625      3,776,427
          Unrealized appreciation
               on available-for-sale securities
                                    2,044,219      3,948,035
          Retained earnings        30,409,466     29,493,727
                                 ------------   ------------
               Total stockholders' equity
                                 $ 37,672,028   $ 38,659,986
                                 ------------   ------------
                                 $227,139,628   $210,489,896
                                 ============   ============




See notes to consolidated financial statements.

Investors Heritage Life Insurance Company

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 and 1994


                                1996            1995            1994
REVENUES
     Premiums and other considerations
                               $36,354,025    $33,061,376     $36,443,762
     Investment income, net of expenses
                                11,653,732     10,815,048      10,010,654
     Realized gain (loss) on investments, net
                                  (489,685)        57,048         346,697
     Other income                  261,524        142,934           3,078
                               -----------    -----------     -----------
          Total revenue        $47,779,596    $44,076,406     $46,804,191
                               -----------    -----------     -----------
BENEFITS AND EXPENSES
     Death and other benefits  $19,134,559    $17,291,402     $17,666,871
     Guaranteed annual
       endowments                  867,200        890,056         921,148
     Dividends to policyholders    647,279        784,506         852,398
     Increase in benefit reserves and
          unearned premiums     12,587,751     11,157,960       8,183,045
     Acquisition costs deferred (5,130,000)    (4,981,000)     (9,019,000)
     Amortization of deferred acquisition costs
                                 5,894,528      6,085,957      10,092,870
     Commissions                 4,382,830      4,177,725       8,007,178
     Other insurance expenses    7,839,875      7,785,215       7,307,693
                              ------------   ------------   -------------
          Total benefits and expenses
                               $46,224,022    $43,191,821     $44,012,203
                              -----------     -----------   -------------
Income from operations before
     Federal Income Tax       $  1,555,574    $   884,585     $ 2,791,988
                              ------------    -----------     -----------
     Provision for income taxes
          Current             $    360,000    $   648,000     $ 1,061,000
          Deferred                (406,000)      (680,000)       (670,000)
                              ------------    -----------     -----------

                              $    (46,000)   $   (32,000)    $   391,000
                              ------------    -----------     -----------


Net Income                    $  1,601,574    $   916,585     $ 2,400,988
                              ============    ===========     ===========

Earnings Per Share            $       1.78    $      1.02     $      2.66
                              ============    ===========     ===========







See notes to consolidated financial statements.

Investors Heritage Life Insurance Company

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 and 1994


                                        UNREALIZED
                                        APPRECIATION
                                        (DEPRECIATION) ON
                   COMMON   PAID-IN     AVAILABLE-FOR-SALE      RETAINED
                   STOCK    SURPLUS     SECURITIES              EARNINGS
                   -----    -------     ------------------      --------

BALANCE, JANUARY 1, 1994
                $1,449,010 $3,775,383   $    673,320            $27,641,304
     Adjustment to beginning balance
          for change in accounting method
                                           2,790,241
     Net Income                                                   2,400,988
     Cash Dividend                                                 (666,892)
     Change in net unrealized
          appreciation (depreciation)     (7,199,469)
     Cost of common stock
          purchased (5,751)       977                               (90,670)
                ----------  ----------   ------------            -----------


BALANCE, DECEMBER 31, 1994
                $1,443,259 $3,776,360    $(3,735,908)           $29,284,730

     Net Income                                                     916,585
     Cash Dividend                                                 (685,219)
     Change in net unrealized
          appreciation (depreciation)      7,683,943
     Cost of common stock
          purchased
                   (1,462)         67                               (22,369)
                 ---------  ----------    -----------            ----------


BALANCE, DECEMBER 31, 1995
                 $1,441,797 $3,776,427   $ 3,948,035            $29,493,727

     Net Income                                                   1,601,574
     Cash Dividend                                                 (684,442)
     Change in net unrealized
          appreciation (depreciation)     (1,903,816)
     Cost of common stock
          purchased     (79)       198                               (1,393)
                 ----------  ---------   -----------             ----------



BALANCE, DECEMBER 31, 1996
                 $1,441,718 $3,776,625   $ 2,044,219            $30,409,466
                 ========== ==========   ===========            ===========




See notes to consolidated financial statements.

Investors Heritage Life Insurance Company

CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 and 1994


                              1996             1995            1994
OPERATING ACTIVITIES
     Net Income          $    1,601,574 $       916,585     $    2,400,988
     Adjustments to reconcile net income
      to net cash provided by operating activities:
          Increase (decrease) in Benefit Reserves
                             18,302,594       7,175,593           (216,474)
          Change in Claims Liability
                                (71,408)       (169,736)          (513,266)
          Change in Other Policyholder Funds
                               (151,680)     (1,135,436)            74,249
          Amortization of Deferred Acquisition Costs
                              5,894,528       6,085,957         10,092,870
          Policy Acquisition Costs Deferred
                             (5,130,000)     (4,981,000)        (9,019,000)
          Realized Loss (Gain) on Investments
                                489,685         (57,048)          (346,697)
          Increase in Accrued Investment Income
                               (273,380)         (6,114)          (156,711)
          Change in Other Assets and
             Other Liabilities  378,800             260           (921,683)
          Provision for Deferred Federal Income Taxes
                               (406,000)       (680,000)          (670,000)
          Federal Income Tax   (250,481)           (411)          (951,504)
          Change in Due and Deferred Premiums
                                633,574        (348,413)          (138,862)
          Net Adjustment for Premium and
             Discount on Investments
                                256,456         112,387            224,422
          Depreciation and Other Amortization
                                313,192         313,464            350,838
          Change in Amounts Recoverable from Reinsurers
                             (5,954,989)      4,773,358         10,103,840
                            -----------      ----------        -----------

NET CASH PROVIDED BY OPERATING
     ACTIVITIES            $ 15,632,465    $ 11,999,446      $  10,313,010
                           ------------    ------------      -------------

INVESTING ACTIVITIES
     Securities available-for-sale:
          Purchases       $(46,706,125)    $(19,036,132)     $ (25,428,933)
          Sales and Maturities
                            32,427,878        8,946,675          8,214,320
     Securities held-to-maturity:
          Purchases                -0-              -0-           (962,730)
          Sales and Maturities     -0-          204,084          6,127,887
     Other Investments:
          Cost of Acquisition
                           (2,465,182)       (2,297,975)        (1,511,189)
          Sales and Maturities
                            2,054,548         1,770,165          2,309,447
     Net Additions to Property and Equipment
                             (366,596)         (149,910)           (39,790)
                           ----------       -----------       ------------

NET CASH USED BY INVESTING
     ACTIVITIES          $(15,055,477)     $(10,563,093)     $ (11,290,988)
                         ------------      -------------     -------------

FINANCING ACTIVITIES
     Receipts from universal life policies credited to
          policyholder account balances
                        $   4,949,560     $   3,352,687      $  5,096,198
     Return of policyholder account balances
          on universal life policies
                           (4,570,049)       (4,012,800)       (4,087,252)
     Repurchase of Common Stock
                               (1,472)          (23,831)          (96,421)
     Dividends               (684,442)         (685,219)         (666,892)
                         ------------      ------------       -----------

NET CASH PROVIDED (USED) BY FINANCING
     ACTIVITIES          $   (306,403)     $ (1,369,163)     $    245,633
                         ------------      -------------     ------------

INCREASE (DECREASE) IN CASH
                         $    270,585      $     67,190     $   (732,345)
Cash and cash equivalents at beginning of year
                            2,376,981         2,309,791         3,042,136
                         ------------      ------------     -------------

CASH AND CASH EQUIVALENTS  AT
     END OF YEAR         $  2,647,566      $  2,376,981     $   2,309,791
                         ============      ============     =============



See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

KENTUCKY INVESTORS, INC.

Investors Heritage Life Insurance Company

NOTE  A - Nature of Operations and Accounting Policies

Kentucky Investors, Inc. (Kentucky Investors) is the holding company of Investors Heritage Life Insurance Company (Investors Heritage), Investors Heritage Printing, Inc., a printing company and Investors Heritage Financial Services Group, Inc., an insurance marketing company. Ninety-nine percent of Kentucky Investors operations are generated by Investors Heritage.

Investors Heritage's operations involve the sale and administration of various insurance and annuity products, including, but not limited to, participating, non-participating, whole life, limited pay, universal life, annuity contracts, credit life, credit accident and health and group insurance policies. The principal markets for Investors Heritage products are in the Commonwealths of Kentucky and Virginia, and the states of North Carolina, South Carolina, Ohio, Indiana, Florida, Tennessee, Illinois, Georgia, West Virginia and Texas.

Basis of Presentation: The accompanying consolidated financial statements of Kentucky Investors, Inc. and subsidiaries and Investors Heritage Life Insurance Company and subsidiary have been prepared in accordance with generally accepted accounting principles (GAAP). Investors Heritage also submits financial statements to insurance regulatory authorities based on statutory accounting practices which differ from GAAP.

Principles of Consolidation: The consolidated financial statements include the majority-owned subsidiaries of Kentucky Investors which are Investors Heritage Printing, Inc., Investors Heritage and its subsidiary, Investors Underwriters, Inc., and Investors Heritage Financial Services Group, Inc. Kentucky Investors formed Investors Heritage Financial Services Group, a wholly-owned marketing company which markets a variety of products for a number of companies as well as Investors Heritage's mortgage protection products to financial institutions in 1994. Intercompany transactions are eliminated in the Kentucky Investors
consolidated financial statements.   The accompanying Investors Heritage
financial statements include intercompany transactions with Kentucky Investors and other affiliates which are not eliminated.

Investments: Effective January 1, 1994, Kentucky Investors and Investors Heritage adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities". In accordance with SFAS No. 115, Kentucky Investors and Investors Heritage classified its fixed maturities and equity securities as available-for-sale or held-to-maturity. Under SFAS No. 115, securities classified as held-to-maturity are carried at amortized cost. Available-for-sale classified securities are carried at fair value with appreciation (depreciation) relating to temporary market value changes recorded as an adjustment to stockholders' equity. The effect of SFAS No. 115 resulted in an increase to stockholders' equity (net of adjustments to deferred policy acquisition costs and deferred federal income taxes) of $2,050,923 and $2,790,241 for Kentucky Investors and Investors Heritage, respectively, to reflect the January 1, 1994, net unrealized gains on securities classified as available-for-sale previously carried at amortized cost. The adoption of SFAS No. 115 had no effect on Kentucky Investors or Investors Heritage net income.
NOTES

NOTE  A - Continued

During 1995 the Financial Accounting Standards Board declared a one time "holiday" from SFAS No. 115 restrictions relating to the transfer of held-to-maturity classified securities to the available-for-sale classification. Specifically, FASB decided that companies would be allowed a one time reassessment of their classification of securities. Pursuant to the "holiday" Kentucky Investors and Investors Heritage reclassified its held-to-maturity securities to available-for-sale. This was completed effective November 30, 1995. On that date the amortized cost, related gross unrealized gain and related gross unrealized loss were $6,377,043, $251,188 and $46,733,
respectively.   During 1996, all acquired fixed maturities and equity
securities were classified as available-for-sale. Equity securities are carried at fair value.

Premiums and discounts on fixed maturity investments are amortized into income using the interest method. Anticipated prepayments on mortgage-backed securities are considered in the determination of the effective yield on such securities. If a difference arises between anticipated prepayments and actual prepayments, the carrying value of the investment is adjusted with a corresponding charge or credit to interest income.

Realized gains and losses on the sale of investments are determined based upon the specific identification method and include provisions for other-than-temporary impairments where appropriate.

Mortgage loans, policy loans and other long-term investments are carried at
unpaid balances.    Short term investments represent securities with maturity
dates within one year but exceeding three months. These securities are carried at amortized cost.
Cash equivalents include money market funds on deposit at various financial institutions with contractual maturity dates within three months at the time of purchase.

Deferred Acquisition Costs: Commissions and other acquisition costs which vary with and are primarily related to the production of new business are deferred and amortized over the life of the related policies (refer to Revenues and Expenses discussed later in this note regarding amortization methods). Recoverability of deferred acquisition costs is evaluated annually by comparing the current estimate of the present value of expected pretax future profits to the unamortized asset balance. If such current estimate is less than the existing balance, the difference is charged to expense.

Property and Equipment: Property and equipment is carried at cost less accumulated depreciation, using principally the straight-line method. Accumulated depreciation on property and equipment of Kentucky Investors was $3,270,717 and $3,705,560 at December 31, 1996 and 1995, respectively.
Accumulated depreciation on property and equipment of Investors Heritage was $3,188,432 and $3,632,463 at December 31, 1996 and 1995, respectively.

Goodwill: Goodwill for Investors Heritage is being amortized over forty years using the straight-line method. Accumulated amortization was $984,015 and $918,414 at December 31, 1996 and 1995, respectively.

Benefit Reserves and Policyholder Deposits: Reserves on traditional life and accident and health insurance products are calculated using the net level premium method based upon estimated future investment yields, mortality, withdrawals and other assumptions, including
NOTES

NOTE  A - Continued
dividends on participating policies. The assumptions are locked in and based on projections of past experience and include provisions for possible unfavorable deviation.

Benefit reserves and policyholder deposits on universal life and investment-type products are determined by using the retrospective deposit method and represent the policy account value before consideration of surrender charges. In addition, unearned revenues are included as a part of the benefit reserve.

The mortality assumptions for regular ordinary business are based on the 1955-60 Basic Table, Select and Ultimate, for plans issued prior to 1982, the 1965-70 Basic Table, Select and Ultimate, for plans issued in 1982 through 1984, the 1975-80 Basic Table, Select and Ultimate, for plans issued after 1984 and on the Company's experience for final expense plans.

Reinsurance: Kentucky Investors and Investors Heritage assume and cede reinsurance under various agreements providing greater diversification of business, allowing management to control exposure to potential losses arising from large risks, and providing additional capacity for growth. Amounts recoverable from reinsurers are estimated in a manner consistent with the related liabilities associated with the reinsured policies. In accordance with SFAS No. 113 reserves ceded to reinsurers of $8,915,237 and $3,361,687 at December 31, 1996 and 1995, respectively are shown gross on the balance sheets of Kentucky Investors and Investors Heritage.

Unearned Premium Reserves: Credit life unearned premium reserves are calculated for level and reducing coverage using the monthly pro rata and Rule of 78's methods, respectively. Credit accident and health unearned premium reserves are determined based upon the Rule of 78's.

Policy Claims: Policy claims are based on known liabilities plus estimated future liabilities developed from trends of historical data applied to current exposure.

Other Policyholders' Funds: Other policyholders' funds consist primarily of dividends and endowments left on deposit at interest. Participating business approximates 11% of ordinary life insurance in force. Participating dividends are accrued as declared by the Board of Directors of Investors Heritage. The liability for future policy benefits for participating policies was determined based on the Net Level Premium Reserve Method, 3% interest, and the 1941 CSO Mortality and 1958 CSO Mortality tables. All guaranteed benefits were considered in calculating these reserves. The average assumed investment yields used in determining expected gross margins ranged from 3.56% to 9.17% (for the current and all future years an assumed investment yield of 6.80% was utilized). Acquisition costs are amortized in proportion to expected gross margins.

Federal Income Taxes: Kentucky Investors and Investors Heritage utilize the liability method in accordance with FASB Statement 109 "Accounting for Incomes Taxes" to account for income taxes. Under such method, deferred tax assets and liabilities are determined based on differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates.

Revenues and Expenses: Revenues on traditional life and accident and health insurance products consist of direct and assumed premiums reported as earned when due. Liabilities for future policy benefits, including unearned premium reserves, are provided and acquisition costs are amortized by associating benefits and expenses with earned

NOTES

NOTE  A - Continued

premiums to recognize related profits over the life of the contracts. Acquisition costs are amortized over the premium paying period using the net level premium method. Traditional life insurance products are treated as long duration contracts since they are ordinary whole life insurance products which generally remain in force for the lifetime of the insured. The accident and health insurance products are treated as long duration contracts because they are non-cancellable.

Revenues for universal life and investment-type products consist of investment income and policy charges for the cost of insurance and policy initiation and administrative fees. Expenses include interest credited to policy account balances, actual administrative expenses and benefit payments in excess of policy account balances.

Deferred policy acquisition costs related to universal life and investment-type products are amortized as a uniform percentage of each year's expected gross profits, over the life of the policies. Amortization is unlocked for significant changes in expected versus actual gross profits, including the effects of realized gains or losses.

Common Stock and Earnings per Share: The par value per share for Kentucky Investors is $1.00 with 1,225,000 shares authorized (shares issued at December 31, 1996: 820,475; 1995: 811,128; and 1994: 779,895). Earnings per share of common stock were computed based on the weighted average number of common shares outstanding during each year. The number of common shares used in this computation was 813,754 in 1996, 783,820 in 1995, and 772,109 in 1994. Cash
dividends per share were $.38 in 1996 and in 1995, and $.37 in 1994.

The stated value of Investors Heritage common stock was $1,441,718, $1,441,797, and $1,443,259 at December 31, 1996, 1995 and 1994, respectively. 2,000,000 shares were authorized at December 31, 1996, 1995 and 1994 (shares issued at December 31, 1996: 900,574; 1995: 900,623; and 1994: 901,537). Earnings per
share of common stock were computed based on the weighted average number of common shares outstanding during each year:900,508 in 1996, 901,151 in 1995 and 902,115 in 1994. Cash dividends per share were $.76 in 1996 and in 1995, and $.74 in 1994.
Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE  B - Investments

Investors Heritage limits credit risk by emphasizing investment grade securities and by diversifying its investment portfolio among government and corporate bonds and mortgage loans. Investors Heritage manages its fixed income portfolio to diversify between and within industry sectors. Mortgage loans are issued at loan to value ratios not exceeding 80 percent. Approximately $11,148,000 of the loans outstanding at December 31, 1996 were to borrowers located in Kentucky. All loans are secured by a first mortgage on the property.

NOTES
NOTE  B - Continued

Investments in available-for-sale  securities are summarized as follows:


1996
                                    Gross       Gross
                     Amortized      Unrealized  Unrealized     Fair
                     Cost           Gains       Losses         Value

Available-for-sale securities:
U.S. Government Obligations
                     $  20,134,443  $   782,131 $      -0-    $  20,916,574

States and Political Subdivisions
                         1,988,971       27,399     11,260        2,005,110
Corporate               81,835,543    1,669,954    518,419       82,987,078
Foreign                  7,573,874      132,769     31,043        7,675,600
Mortgage-Backed Securities
                        34,116,401      450,104    566,816       33,999,689
                     -------------  -----------  ---------     -------------
Total Fixed Maturity Securities
                     $ 145,649,232  $ 3,062,357 $1,127,538    $ 147,584,051
Equity Securities        1,034,333    1,618,600     45,115        2,607,818
                     -------------  ----------- ----------    -------------
Total                $ 146,683,565  $ 4,680,957 $1,172,653    $ 150,191,869
                     =============  =========== ==========    =============


1995
                                    Gross       Gross
                     Amortized      Unrealized  Unrealized     Fair
                     Cost           Gains       Losses         Value

Available-for-sale securities:
U.S. Government Obligations
                     $  24,214,107  $1,364,794  $     15,497    $  25,563,404
States and Political Subdivisions
                         1,987,512      73,488           -0-        2,061,000
Corporate               68,935,613   3,138,499        78,479       71,995,633
Foreign                  5,015,069     260,071           -0-        5,275,140
Mortgage-Backed Securities
                        31,685,496     921,819       100,776       32,506,539
                     -------------  ----------  ------------     ------------
Total Fixed Maturity Securities
                      $131,837,797  $5,758,671  $    194,752     $137,401,716
Equity Securities        1,311,393   1,347,552        93,009        2,565,936
                      ------------  ----------  ------------     ------------
Total
                      $133,149,190  $7,106,223  $    287,761     $139,967,652
                      ============  ==========  ============     ============

In accordance with SFAS No. 115, net unrealized gains (losses) for investments classified as available-for-sale are shown, net of the effect on deferred income taxes and deferred policy acquisition costs assuming that the
appreciation (depreciation) had been realized.   A summary follows:
                                                   December 31
                                                 1996      1995
                                               ------------------
Net unrealized appreciation on
     available-for-sale securities            $ 3,508,304 $ 6,818,462
     Adjustment to deferred acquisition costs    (411,002)   (836,591)
     Deferred income taxes                     (1,053,083) (2,033,836)
                                              -----------   ---------
Net unrealized appreciation on
     available-for-sale securities for Investors Heritage
                                              $ 2,044,219 $ 3,948,035
     Minority shareholders' interest             (533,994) (1,031,526)

Net unrealized appreciation on                ----------- -----------
     available-for-sale securities for Kentucky Investors
                                              $ 1,510,225 $ 2,916,509
                                              =========== ===========


The amortized cost and fair value of debt securities at December 31, 1996, by contractual maturity, are presented on the following page. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
                                                Available-for-Sale
                                                 Amortized Fair
                                                 Cost      Value
                                                 -----------------

Due in one year or less                 $    5,567,485      $    5,668,525
Due after one year through five years       30,362,453          31,136,827
Due after five years through ten years      35,069,943          35,604,927
Due after ten years                         38,566,440          39,188,883
Due at multiple maturity dates              36,082,911          35,984,889
                                        --------------       -------------
Total                                   $  145,649,232      $  147,584,051


NOTES

NOTE  B - Continued

Proceeds during 1996 and 1995 from sales and maturities of investments in available-for-sale securities were $32,427,878 and $8,946,675, respectively. Gross gains of $101,509 and $86,647 and gross losses of $633,122 and $50,315 were realized on those sales during 1996 and 1995, respectively. Proceeds from sales and maturities of investments in held-to-maturity securities were $204,084 for 1995. Gross gains of $2,135 and gross losses of $7,964 were realized on those sales.

Presented below is investment information for Investors Heritage, including the accumulated and annual change in net unrealized investment gain or loss. Additionally, the table below shows the annual change in net unrealized investment gain (loss) and the amount of realized investment gain (loss) on debt and equity securities for the years ended December 31, 1996, 1995 and 1994:
                                      1996           1995           1994
Change in unrealized  investment gain (loss):
     Available-for-sale:
          Debt securities          $(3,629,100)   $12,275,195    $(6,711,276)
          Equity securities            318,943        501,508       (267,147)
     Held-to-maturity:
          Debt securities          $       -0-    $   466,504    $(5,663,480)
Realized investment gain (loss):
     Available-for-sale:
          Debt securities          $  (449,194)   $    35,957    $   134,213
          Equity securities            (38,221)           375            813
     Held-to-maturity:
          Debt securities          $       -0-    $    (5,829)   $   108,513

In 1995 there were sales of $146,914 of held-to-maturity securities with a realized loss of $7,705. The Company sold these securities for statutory purposes since they were not valued by the NAIC Securities Valuation Office. Net realized gains of $1,876 resulted from prepayments and calls of held-to-maturity securities in 1995. As previously mentioned in Note A, the balance of held-to-maturity securities was transferred to available-for-sale on November 30, 1995. There were no sales of held-to-maturity securities in 1994. Realized gains in 1994 presented above ($108,513) resulted from prepayments and calls of held-to-maturity securities.

Major categories of investment income for Investors Heritage are summarized as follows:

                                        1996           1995           1994

Fixed mat urities                   $  9,865,087  $   9,084,878   $  8,210,890
Mortgage loans on real estate          1,222,649      1,124,147      1,230,481
Other                                    927,817        961,604        908,508
                                    ------------  -------------   ------------
                                    $ 12,015,553  $  11,170,629   $ 10,349,879

Investment expenses                      361,821        355,581        339,225
                                    ------------  -------------   ------------
                                    $ 11,653,732  $  10,815,048   $ 10,010,654
                                    ============  =============   ============


Investors Heritage is required to hold assets on deposit for the benefit of policyholders in accordance with statutory rules and regulations. At December 31, 1996 and 1995, these required deposits had book values of $23,180,262 and $22,290,293, respectively.

NOTES

NOTE  C - Fair Values of Financial Instruments

The following disclosure of the estimated fair values of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments". The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgement was necessarily required to interpret market data to develop these estimates. Accordingly, the estimates are not necessarily indicative of the amounts which could be realized in a current market exchange. The use of different market assumptions or estimation methodologies may have a material effect on the fair value amounts. The following table relates solely to Investors Heritage. Carrying values and fair values for Kentucky Investors approximate those shown for Investors Heritage, except for the investments in and obligations of affiliates recognized by Investors Heritage which are eliminated for Kentucky Investors reporting.

                                           December 31
                                  1996                     1995
Investors Heritage       Carrying      Fair       Carrying      Fair
                         Value         Value      Value         Value
Assets:
     Fixed maturities  $147,584,051 $147,584,051 $137,401,716 $137,401,716
     Equity securities    2,607,818    2,607,818    2,565,936    2,565,936
     Mortgages on real estate:
        Commercial       13,224,490   14,281,466   12,353,835   13,627,306
        Residential         657,345      719,947      704,629      793,064
     Policy loans         6,894,715    6,894,715    6,869,039    6,869,039
     Other long-term
        investments         217,681      217,681      301,733      301,733
     Short-term investments 968,899      968,899    1,103,021    1,103,021
     Investments in
        affiliates        2,188,840    4,370,971    2,309,438    4,406,088
     Contractual obligations
        of affiliate        646,554      646,554      747,753      747,753
     Cash and cash
        equivalents       2,647,566    2,647,566    2,376,981    2,376,981
     Accrued investment
        income            2,412,713    2,412,713    2,139,333    2,139,333

Liabilities:
     Policyholder deposits
        (investment-type contracts)
                      $  51,339,544 $ 46,075,179 $ 48,243,071 $ 43,049,666
     Policy claims        1,594,541    1,594,541    1,665,949    1,665,949

The following methods and assumptions were used in estimating the "fair value" disclosures for financial instruments in the accompanying financial statements and notes thereto:

Cash, cash equivalents, short-term investments, policy loans, accrued investment income, other long term investments and contractual obligations of affiliates: The carrying amounts reported for these financial instruments approximate their fair values.

Fixed maturity, equity securities, and investments in affiliates: The fair values for fixed maturity, equity securities (including redeemable preferred stocks) and investments in affiliates are based on quoted market prices.

Mortgage loans: The fair values for mortgage loans are estimated using discounted cash flow analyses, using the actual spot rate yield curve in effect at December 31.
Investment-type contracts: The fair values for the liabilities under investment-type insurance contracts are calculated as surrender values on these contracts.

Policy claims: The carrying amounts reported for policy claims approximate their fair value.

The fair values for insurance contracts other than investment contracts are not required to be disclosed under SFAS No. 107.
NOTES

NOTE  D - Investment in Affiliates/Contractual Obligation of Affiliate

Investors Heritage's investment in the common stock of its parent, Kentucky Investors, either directly or indirectly, was at December 31, 1996: Cost:
$2,188,840; Market: $4,370,971 and at December 31, 1995: Cost: $2,309,438;
Market: $4,406,088. Additionally, Investors Heritage holds notes receivable from Kentucky Investors with unpaid principal balances of $646,554 and $747,753 at December 31, 1996 and 1995, respectively, with variable interest rates and due dates from 2000 to 2004. Kentucky Investors owns approximately 74% of Investors Heritage. Sales of Kentucky Investors common stock owned by Investors Heritage are reported by Kentucky Investors as stock issuances. The consideration received from such sales is recorded by Kentucky Investors as follows: an adjustment to common stock at par value of securities sold, an adjustment to retained earnings for the cost of securities sold in excess of par value, and an adjustment to paid in surplus for the difference in consideration received and cost of the securities paid by Investors Heritage.

NOTE  E - Federal Income Tax

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31 are as follows:


Investors Heritage                      1996             1995

     Deferred tax liabilities:
          Policy acquisition costs $ 7,547,000 $ 7,972,000 Net unrealized gain on available-for-sale securities
                                       1,053,000        2,034,000
          Other                          360,000          235,000
                                     -----------     ------------

               Total deferred tax liabilities
                                     $ 8,960,000     $ 10,241,000

     Deferred tax assets:
          Benefit reserves           $ 6,432,000     $  6,286,000
          Other                          459,000          501,000
                                     -----------     -------------
               Total deferred tax assets
                                     $ 6,891,000     $  6,787,000
               Valuation allowance for deferred tax assets
                                             -0-         (252,000)
                                     -----------     ------------
               Net deferred tax assets
                                     $ 6,891,000     $  6,535,000
                                     -----------     ------------

               Net deferred tax liabilities of
                  Investors Heritage $ 2,069,000     $  3,706,000


Kentucky Investors

     Deferred tax liability:
          Undistributed earnings in subsidiary
                                       1,459,000        1,414,000
                                      ----------     ------------
               Net deferred tax liabilities of
                  Kentucky Investors $ 3,528,000     $  5,120,000
                                     ===========     ============

Federal income taxes in the consolidated balance sheets include deferred taxes. In 1996 and 1995, taxes recoverable of $337,000 and $77,000, respectively is included in other assets in the consolidated balance sheets.

 NOTES

NOTE  E - Continued

The reconciliation of income tax attributable to operations computed at the federal statutory tax rate to income tax expense is:

                                         1996      1995      1994
Statutory federal income tax rate       35.0 %    35.0 %    35.0 %
Graduated tax rate                      (1.0)%    (1.0)%    (1.0)%
Small life insurance company deduction (37.9)% (63.8)% (19.5)% Dividend exclusion and tax-exempt
  income                                (2.1)%    (5.0)%    (1.7)%
Increase (decrease) in valuation       (16.2)%    27.6 %
Alternative minimum taxes                2.0 %
Purchase accounting differences.          .5 %     2.3 %      .7 %
Other, net                              16.8 %     1.3 %      .5 %
                                        -------   ------    ------

     Effective income tax rate_
          Investors Heritage            (2.9)%    (3.6)%    14.0 %
Consolidating adjustments                7.6%      5.9 %     3.6 %
                                        -------   ------    ------

     Effective income tax rate_
          Kentucky Investors             4.7%      2.3 %    17.6 %
                                        =====      =====    ======


At December 31, 1996 approximately $4,000,000 of the retained earnings of Investors Heritage represents earnings prior to 1984 which accumulated in an account known as policyholders' surplus, which was not subject to income taxation. In certain circumstances, including if distributions are made to stockholders in excess of approximately $26,000,000, Investors Heritage could be subject to additional federal income tax unrelated to its normal taxable income. No provision for such income tax has been provided for as management foresees no events which would result in such tax being incurred.

Kentucky Investors made income tax payments of $65,693, $34,750 and $29,200 in 1996, 1995 and 1994, respectively. Investors Heritage made income tax payments of $620,000, $445,614 and $2,450,000 in 1996, 1995 and 1994, respectively.

NOTE  F - Employee Benefit Plans

Kentucky Investors and Investors Heritage participate in a noncontributory retirement plan which covers substantially all employees. Benefits are based on years of service and the highest consecutive 60 months average earnings within the last 120 months of credited service. Benefits are funded based on actuarially-determined amounts.

The following tables provide additional details for Kentucky Investors on a consolidated basis. Because the amounts for the unconsolidated parent company and Investors Heritage Printing, Inc. are immaterial, they are not separately presented.
                                     1996          1995          1994
Components of pension expense:
     Service cost               $    295,721   $   222,492    $   212,612
     Interest cost                   343,151       289,538        244,073
     Actual return on plan assets   (335,567)     (296,918)      (269,622)
     Net amortization and deferral    86,299        10,667         71,269
                                ------------   -----------    -----------
          Net periodic pension
            expense             $    389,604   $   225,779    $   258,332
                                ------------   -----------    -----------

Plan assets at fair value       $  4,057,709   $ 3,460,959    $ 3,050,765
NOTES

NOTE F - Continued
                                     1996          1995           1994
Actuarial present value of projected benefit obligation:
     Accumulated benefit obligations:
          Vested                  $3,863,849   $ 3,356,652    $ 2,537,144
          Nonvested                   49,321        45,880         35,477
                                  ----------   -----------    -----------
                                  $3,913,170   $ 3,402,532    $ 2,572,621
     Provision for future salary increase
                                   1,260,781     1,172,820        833,712
                                  ----------   -----------    -----------
          Total projected benefit obligation
                                  $5,173,951   $ 4,575,352    $ 3,406,333
Projected benefit obligation in excess
       of fair value of plan assets
                                  $1,116,242   $ 1,114,393    $   355,568
     Unrecognized net loss        (1,133,852)   (1,255,751)      (506,848)
     Unrecognized transition asset   170,717       204,861        239,004
                                  ----------   -----------    -----------
ACCRUED PENSION COST              $  153,107   $    63,503    $    87,724
                                  ==========   ===========    ===========
 Excess of plan assets over
      accumulated benefit obligations
                                  $  144,539   $    58,427    $   478,144
                                  ==========   ===========    ===========

The discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5% for 1996 and 1995. The rate of increase in future compensation levels was 5% for 1996, 1995 and 1994. The expected long-term rate of return on plan assets was 9% in 1996, 1995 and 1994. Plan assets represent a deposit administration fund of Investors Heritage.

Kentucky Investors and Investors Heritage also sponsor a 401(k) defined contribution plan. Matching contributions to the plan expensed for 1996, 1995 and 1994 were $156,000, $150,000, and $131,000, respectively.

NOTE  G - Stockholders' Equity and Dividend Restrictions

Statutory restrictions limit the amount of dividends which may be paid by Investors Heritage. Generally, dividends during any year may not be paid, without prior regulatory approval, in excess of the lessor of (a) 10 percent of statutory stockholders' equity as of the preceding December 31, or
(b) statutory net income for the preceding year. In addition, dividends are limited to the amount of unassigned surplus reported for statutory purposes, which was $8,707,742 at December 31, 1996.

NOTE  H - Statutory Accounting Practices

Investors Heritage's statutory-basis capital and surplus was $12,818,202 and $15,061,860 at December 31, 1996 and 1995; respectively. Statutory-basis net income was $1,422,626, $2,063,471, and $2,486,925 for the years ended December 31, 1996, 1995 and 1994, respectively.

Principle adjustments to statutory amounts to derive GAAP amounts include: a) costs of acquiring new policies are deferred and amortized; b) benefit reserves are calculated using more realistic investment, mortality and withdrawal assumptions; c) deferred income taxes are provided; d) value of business acquired and goodwill are established for acquired companies; and e) accounting for certain investments in debt securities.

Investors Heritage is domiciled in the Commonwealth of Kentucky and prepares its statutory-basis financial statements in accordance with accounting practices prescribed or permitted by the Kentucky Department of Insurance. "Prescribed" statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners ("NAIC"). "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company.

NOTES

NOTE  H - continued

company within a state, and may change in the future. The NAIC currently is in the process of recodifying statutory accounting practices, the result of which is expected to constitute the only source of "prescribed" statutory accounting practices. Accordingly, that project, which is expected to be completed in 1999, will likely change, to some extent, prescribed statutory accounting practices, and may result in changes to the accounting practices that insurance enterprises use to prepare their statutory financial statements. It is not feasible to discuss the expected impact to the Company of the recodification of statutory accounting practices since no changes have been determined with any certainty.

In 1995 Investors Heritage entered into an agreement with the Kentucky Department of Insurance (the "Department") with regard to the valuation of certain assets held by Investors Heritage. Under the agreement Investors Heritage would write down the statutory value of the home office real estate owned from market to depreciated cost over a five-year period and would write down to zero its investment in the common stock of Investors Underwriters, Inc. (subsidiary) and its investment in the common stock of Kentucky Investors over a three-year period. During 1995 the assets were written down by $1,527,826. After consideration of the Asset Valuation Reserve (AVR) related to the write downs the net effect to statutory surplus at December 31, 1995 was a reduction of $395,071.

At December 31, 1995, the Department permitted Investors Heritage to carry its notes receivable from Kentucky Investors at its unpaid balance of $747,753. During 1996, the Department informed Investors Heritage that its notes receivable from Kentucky Investors would have to be written down to zero over a seven year period.

At the end of 1996, Investors Heritage requested and was granted permission by the Department to accelerate the write downs of its investments in common stock of affiliates and its notes receivable from Kentucky Investors (previously agreed-upon to be recognized over future years) to be recognized entirely during 1996. Home office real estate owned will continue to be written down to depreciated cost over the agreed-upon five year period. The amount of the writedown to be recognized in future years associated with the home office real estate owned is $1,426,938. The effect on capital and surplus at December 31, 1996 attributable to the previously agreed-upon writedown plan and attributable to the 1996 acceleration was $1,797,640 and $2,089,120, respectively. The net effect on capital and surplus for all writedowns recognized during 1996 was a reduction of $2,966,919 after consideration of the offsetting effect to AVR. The acceleration of writedowns in 1996 was requested by Investors Heritage primarily for two reasons: 1) the capital adequacy ratio of Investors Heritage as determined by a nationally recognized insurance company rating service was significantly improved by the elimination of affiliated investments from the rating formula, and 2) the immediate writedown of such assets to zero in 1996 will eliminate the strain on capital and surplus in future years and allow Investors Heritage to generate positive capital and surplus growth from its on-going operations.

NOTE  I - Segment and Reinsurance Data

Investors Heritage operates in four segments as shown in the following tables. All segments except Corporate include both individual and group insurance. Identifiable revenues, expenses and assets are assigned directly to the applicable segment. Net investment income and invested assets are generally allocated to the insurance and the corporate segments in proportion to policy liabilities and stockholders' equity, respectively. Certain assets, such as property and equipment, are assigned to the Corporate segment. Goodwill has been allocated

NOTES

NOTE I - continued

to the insurance lines based upon the mix of business of companies acquired. Corporate segment results for the parent company, Investors Heritage Printing, Inc., and Investors Heritage Financial Services Group are immaterial, after elimination of intercompany amounts, and are not presented.

                                  1996          1995             1994
                                           (000's omitted)
Revenue:
     Life & Annuities         $  46,852    $   42,437        $  38,916
     Credit(Life & A&H)            (362)         (802)           5,431
     Accident & Health              597         1,126            1,139
     Corporate                      693         1,315            1,318
                              ---------    ----------        ---------
                              $  47,780    $   44,076        $  46,804
                              =========    ==========        =========
Pre-Tax Income from Operations:
     Life & Annuities         $   2,295    $    1,143        $   2,868
     Credit(Life & A&H)            (604)         (826)          (1,095)
     Accident & Health               25           108              430
     Corporate                     (160)          460              589
                              ---------    ----------        ---------
                              $   1,556    $      885        $   2,792
                              =========    ==========        =========

Assets:
     Life & Annuities         $ 179,728    $  163,834        $ 143,789
     Credit(Life & A&H)          10,329         8,186           20,107
     Accident & Health              933         1,692            1,811
     Corporate                   36,150        36,778           28,555
                               --------    ----------         --------
                              $ 227,140    $  210,490        $ 194,262
                              =========    ==========        =========

Amortization and Depreciation Expense:
     Life & Annuities         $   4,433    $    2,874        $   4,303
     Credit(Life & A&H)           1,227         2,672            4,971
     Accident & Health              300           605              906
     Corporate                      248           248              264
                               --------    ----------        ----------
                              $   6,208    $    6,399        $  10,444
                              =========    ==========        ==========

For 1995, the development of segment data was derived using a revised allocation methodology. Such change in approach was applied and amounts have been restated for the 1994 segment data presented above. This change in approach was made to enhance the allocation of costs and revenues to coincide with resources used by the segment and revenues earned. As a result of this change, revenues for the Life and Annuities segment increased $446,000 for 1994. Revenues for the Corporate segment decreased $497,000 for 1994. Pre-Tax Income from Operations for the Life and Annuities segment increased $115,000 for 1994. Pre-Tax Income from Operations for the Corporate segment decreased $193,000 in 1994. The effect on other segment classifications presented above was immaterial. The 1996 segment information was developed using a consistent approach with that used to derive the 1995 and 1994 information presented above.

Investors Heritage ceded 100% of the risks associated with its credit life and accident insurance written during 1996 through a coinsurance agreement with Connecticut General Life Insurance Company. Investors Heritage administers the ceded credit life and accident insurance for an agreed-upon fee. During 1996, Investors Heritage recognized $410,062 of
NOTES

NOTE  I - continued

fee income associated with this reinsurance arrangement. Benefit and claim reserves ceded to Connecticut General Life Insurance Company associated with this reinsurance arrangement at December 31, 1996 were $5,451,435. Additionally, Investors Heritage utilizes yearly renewable term reinsurance to cede life insurance coverage in excess of its retention limit which has been set at $100,000. Total premiums ceded amounted to $9,978,000 and $1,135,000 in 1996 and 1995, respectively, and commissions and expense allowances received were $5,795,000 and $166,000 in 1996 and 1995, respectively. Unearned premium reserves were reduced by $7,325,000 and $2,048,000 at December 31, 1996 and 1995, respectively, for credit-related reinsurance transactions. Benefit recoveries associated with Investors Heritage ceded reinsurance contracts were $1,421,000 and $2,773,000 in 1996 and 1995, respectively. Investors Heritage remains contingently liable on all ceded insurance should any reinsurer be unable to meet their obligations. Assumed reinsurance premiums were $3,734,000 and $4,348,000 in 1996 and 1995, respectively.

NOTE  J - Contingent Liabilities

Investors Heritage is named as a defendant in a number of legal actions arising primarily from claims made under insurance policies. Management and its legal counsel are of the opinion that the settlement of those actions will not have a material adverse effect on Investors Heritage's financial position or results of operations.

In most of the states in which Investors Heritage is licensed to do business, guaranty fund assessments may be taken as a credit against premium taxes over a five year period. These assessments, brought about by the insolvency of life and health insurers, are levied at the discretion of the various state guaranty fund associations to cover association obligations. There has been a significant increase in recent years of guaranty fund assessments. There is no reasonable way to determine if the assessments will increase or decrease in the future, but management is of the opinion that the effect would not be material on the financial position or results of operations of either Investors Heritage or Kentucky Investors because of the use of premium tax off-sets.

TERRITORY

A map appears on this page which highlights the states in which the Company is licensed to do business. These states are Alabama, Arizona, Arkansas, Colorado, Florida, Georgia, Illinois, Indiana, Kansas, Kentucky, Louisiana, Michigan, Mississippi, Missouri, Montana, Nebraska, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, South Carolina, South Dakota, Tennessee, Texas, Utah, Virginia, West Virginia.

The Company logo appears also on this page with Company address.
Investors Heritage Life Insurance Company
200 Capital Avenue
Frankfort, Kentucky   40601


Stock Information

Stock Prices

NASDAQ OVER-THE-COUNTER MARKET QUOTATIONS

Investors Heritage Life Insurance Company
1996 MARKET PRICE RANGE
     March     26-28
     June      26-28
     Sept.     26-28
     Dec.      26-28

     1996 Annual Dividend Per Share - $.76

1995 MARKET PRICE RANGE
     March     26-28
     June      26-28
     Sept.     26-28
     Dec.      26-28


     1995 Annual Dividend Per share - $.76

Kentucky Investors, Inc.
1996 MARKET PRICE RANGE
     March     12 7/8  13 3/4
     June      13      13 3/4
     Sept.     13      13 5/8
     Dec.      13      13 3/4

     1996 Annual Dividend Per Share - $.38

1995 MARKET PRICE RANGE
     March     12 1/2  13 1/2
     June      12 1/2  13 1/2
     Sept.     12 3/4  13 3/4
     Dec.      12 3/4  13 3/4

     1995 Annual Dividend Per Share - $.38

The stock of both companies is traded on over-the-counter market. Both stocks are on the NASDAQ system. The quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions. The symbol for Investors Heritage Life is INLF and the symbol for Kentucky Investors is KINV.

The 1997 cash dividend to be paid to its stockholders by Investors Heritage Life on April 11, 1997 is $.76 per share, and the cash dividend to be paid on the same date to its shareholders by Kentucky Investors is $.38 per share.

ANNUAL MEETING

The 1997 meeting of shareholders of Investors Heritage Life Insurance Company is scheduled for 10 a.m. on Thursday, May 8, 1997, at the company auditorium, Second and Shelby Streets, Frankfort, Kentucky. The annual meeting of shareholders of Kentucky Investors, Inc., is scheduled for the same date and location at 11 a.m.
FORM 10-K

A copy of the Form 10-K Annual Report to the Securities and Exchange Commission for either Company can be obtained upon request to the Secretary of that company.

TRANSFER AGENT

Investors Heritage Life Insurance Company
Stock Transfer Department
P.O. Box 717
Frankfort, Kentucky 40602

(502) 223-2364 - EXT. 305